How we beat the competition

everydae

January 2020

7

reasons why Everydae wins

Reasons 1 - 4

Why we win today 🚀


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1

A superior experience

Any education company can put content online but few know how to design an engaging product.
We break lessons into 10-minute Microactive Engagements™ that are fun, effective and work on desktop and mobile devices.

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everydae
Creating your personalized study journey now...

2

Difficult to replicate tech

Adaptivity is in our DNA. Incumbent competitors would need to overhaul their platforms and re-write their content to truly integrate adaptivity and personalization.


everydae
Extra credit!
Do exams make you nervous?
Definitely
Nah, I'm good

3

More than an academic tutor

The market doesn't need "yet another academics tool". Real-world learning, mental health and student engagement are among the biggest challenge areas in high school education.

Everydae is the ONLY digital-first company that tackles these issues while also providing top-quality academic instruction.


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A TUTOR, A COACH, A GAME
Get a better SAT score
Just 10 minutes a day
FREE... for now
JOIN TODAY
Normally $39/mo. No credit card required

4

Affordable for everyone

At Everydae, we're giving everyone in the world access to a digital tutor, coach and college counselor rolled into one, for $39/mo.

Reasons 5 - 7

How we dominate tomorrow 💪


Answer questions
Gather data
Hone Everydae's Productive Struggle Algorithm™
Improve personalization
Reduce bounce-rate
EVERYDAE NETWORK EFFECT

5

Network effect

Every time a student answers a question our system adapts and improves for all users. It's all about compounding effectiveness.

6

Lock-in effect

Expanding into multiple courses (across 9th - 12th grade) increases our LTV. Meanwhile, we compound effectiveness by using data gathered in one course to personalize and refine other courses.


STEP 3
+ Majority of courses
Grades 9 - 12
STEP 2
+ Advanced Placement exams & subject tests
Grades 9 - 12
STEP 1
SAT, ACT & PSAT
Grades 11 & 12


ACADEMIC
TUTOR
everydae
COLLEGE
COUNSELOR
LIFE
COACH

7

Category King

We're an academic tutor, a life coach and a college counselor rolled into one. It's a brand new category: built for today's students and tomorrow's needs.

everydae

Summing it up ✅

everydae


Adaptive/
personalized
Engaging user
experience
More than an
academic tutor
Affordable
Category King
Lock-in
effect
Network
effect
everydae
Free online platform
Khan Academy
Affordable online test-prep
Magoosh
Possible future threat
Quizlet
Traditional tutoring incumbents
KAPLAN
The Princeton Review

👋

Thank you!

Got questions? Contact christine@everydae.com